EXHIBIT 99.5

For Further Information Contact:

Nymox Pharmaceutical Corporation

1-800-93NYMOX

www.nymox.com

For Immediate Release:

NYMOX REPORTS: Bahamian Court Today Suspends Order of October 3, 2023 Rendering Riley-Lanham and Accomplices Planned Vote Unauthorized

IRVINE CA, November 3, 2023. Nymox Pharmaceutical Corporation (“Nymox” or the "Company") [OTC Markets---NYMXF] is pleased to announce that the Bahamian Court (Senior Justice Deborah Fraser) today issued an oral ruling suspending the Ex Parte Order of October 3, 2023 wrongly obtained by the so called activist shareholders led by Mr. Lanham. Senior Justice Fraser accepted Nymox’s arguments that justice would best be served with the order suspended.

In the Bahamas, Nymox will continue now to formally set aside the Ex Parte Order, and will be seeking from Mr. Lanham and his accomplices payment of both its legal costs, and separately, damages suffered by Nymox and its directors arising from the wrongful procurement of the Ex Parte Order.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.